SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pintec Technology Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.000125 par value per share
(Title of Class of Securities)

72352G 107**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 72352G 107 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “PT.” Each ADS represents 35 Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 72352G 107	Page 1 of 9

1	Name of Reporting Person Chao Charles Guowei
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong SAR, PRC
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 22(1)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 22(1)

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person IN

(1)	Represents 22 Class A ordinary shares directly held by New Fortune Fund L.P.

CUSIP Number: 72352G 107	Page 2 of 9

1	Name of Reporting Person New Wave MMXV Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 22(1)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 22(1)

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

(1)	Represents 22 Class A ordinary shares directly held by New Fortune Fund L.P.

CUSIP Number: 72352G 107	Page 3 of 9

1	Name of Reporting Person Sina Group Holding Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 22(1)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 22(1)

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

(1)	Represents 22 Class A ordinary shares directly held by New Fortune Fund L.P.

CUSIP Number: 72352G 107	Page 4 of 9

1	Name of Reporting Person Sina Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 22(1)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 22(1)

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

(1)	Represents 22 Class A ordinary shares directly held by New Fortune Fund L.P.

CUSIP Number: 72352G 107	Page 5 of 9

1	Name of Reporting Person Startide Capital Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 22(1)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 22(1)

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

(1)	Represents 22 Class A ordinary shares directly held by New Fortune Fund L.P.

CUSIP Number: 72352G 107	Page 6 of 9

1	Name of Reporting Person New Fortune Fund L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 22(1)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 22(1)

		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

(1)	Represents 22 Class A ordinary shares directly held by New Fortune Fund L.P.

CUSIP Number: 72352G 107	Page 7 of 9

Item 1(a).	Name of Issuer:

Pintec Technology Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3rd Floor, No. 11 Building, No. 109 Yard Tianjizhigu, Jinghai 3rd Street, BDA, Beijing, People’s Republic of China

Item 2(a).	Name of Person Filing:

Chao Charles Guowei, New Wave MMXV Limited, Sina Group Holding Company Limited, Sina Corporation, Startide Capital Holdings Limited and New Fortune Fund L.P. (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For Chao Charles Guowei, New Wave MMXV Limited, Sina Group Holding Company Limited, and Sina Corporation
No. 8 SINA Plaza
Courtyard 10, the West Xibeiwang E. Road
Haidian District, Beijing 100193
People’s Republic of China

For Startide Capital Holdings Limited
c/o Trinity Chambers
P.O. Box 4301, Road Town, Tortola
British Virgin Islands

For New Fortune Fund L.P.
3-212 Governors Square, 23 Lime Tree Bay Avenue

P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203

Cayman Islands

Item 2(c)	Citizenship:

Chao Charles Guowei — Hong Kong SAR, PRC

New Wave MMXV Limited — British Virgin Islands

Sina Group Holding Company Limited — Cayman Islands

Sina Corporation — Cayman Islands
Startide Capital Holdings Limited — British Virgin Islands
New Fortune Fund L.P. — Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, $0.000125 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

72352G 107

This CUSIP number applies to the American depositary shares of the Issuer, each representing 35 Class A ordinary shares of the Issuer.

CUSIP Number: 72352G 107	Page 8 of 9

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Chao Charles Guowei	22	0.0%	0.0%	22	0	22	0
New Wave MMXV Limited	22	0.0%	0.0%	22	0	22	0
Sina Group Holding Company Limited	22	0.0%	0.0%	22	0	22	0
Sina Corporation	22	0.0%	0.0%	22	0	22	0
Startide Capital Holdings Limited	22	0.0%	0.0%	22	0	22	0
New Fortune Fund L.P.	22	0.0%	0.0%	22	0	22	0

As of December 31, 2023, 22 Class A ordinary shares were directly held by New Fortune Fund L.P., a limited partnership established under the laws of the Cayman Islands. New Fortune Fund L.P. has one general partner and two limited partners. The general partner of New Fortune Fund L.P. is SUN DREAM INC, and the limited partners of New Fortune Fund L.P. are Startide Capital Holdings Limited and Allplay Legend Corporation. Pursuant to the constitutional documents of New Fortune Fund L.P., Startide Capital Holdings Limited has the power to direct New Fortune Fund L.P. with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by New Fortune Fund L.P. Both Startide Capital Holdings Limited and Allplay Legend Corporation are controlled by Sina Corporation.

On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into Sina Corporation, with Sina Corporation continuing as the surviving company. As a result of this merger, Sina Corporation became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave”), a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. As of the date of this filing, New Wave was owned as to 61.2% by Mr. Charles Chao, 30.0% by Mr. Yunli Liu and the remaining shares were held by other senior management members of Sina Corporation, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave. All the voting shares in New Wave were held by Mr. Charles Chao, and the rest were all non-voting shares.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 558,178,618 ordinary shares (being the sum of 507,239,098 Class A ordinary shares and 50,939,520 Class B ordinary shares) of the Issuer outstanding as of June 30, 2023, as reported in the current report on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 28, 2023, as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person as of December 31, 2023 by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of June 30, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

CUSIP Number: 72352G 107	Page 9 of 9

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

/s/ Chao Charles Guowei
Chao Charles Guowei

NEW WAVE MMXV LIMITED

By:	/s/ Chao Charles Guowei
Name:	Chao Charles Guowei
Title:	Sole Director

SINA GROUP HOLDING COMPANY LIMITED

By:	/s/ Chao Charles Guowei
Name:	Chao Charles Guowei
Title:	Sole Director

SINA CORPORATION

By:	/s/ Bonnie Yi Zhang
Name:	Bonnie Yi Zhang
Title:	Chief Financial Officer

STARTIDE CAPITAL HOLDINGS LIMITED

By:	/s/ Chao Charles Guowei
Name:	Chao Charles Guowei
Title:	Director

NEW FORTUNE FUND L.P.

By:	/s/ Yunli Liu
Name:	Yunli Liu
Title:	Authorized Signatory